United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2018 GRANT OF AWARDS UNDER LONG TERM INCENTIVE PLAN

Cambridge, UK, March 6, 2018 - On February 26, 2018, GW Pharmaceuticals plc (the “Company”) granted the following awards to its directors and officers over the Company’s American Depositary Shares (“ADSs”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on March 14, 2017:

Awards to Executive Directors and Officers:

Name	Role	Number of ADS’s under this Option Award
Justin Gover	Chief Executive	44,715
Geoffrey Guy	Chairman of the Board	32,516
Scott Giacobello	Chief Financial Officer	20,737
Julian Gangolli	President, US	22,441
Volker Knappertz	Chief Medical Officer	16,821
Doug Snyder	Chief Legal Officer	19,156
Chris Tovey	Chief Operating Officer	17,836
Adam George	Managing Director, UK	15,288

50% of the Awards are in the form of performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the performance stock options will occur upon FDA grant of Epidiolex regulatory approval and the remaining half will vest upon Epidiolex US commercial launch. The Company’s Remuneration Committee considers these particular milestones to be the most important elements of its agreed strategy and the key value drivers for the business at this time.

25% of the Awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($115.31 per ADS). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Company’s Remuneration Committee considers this element of the Awards will help to ensure continuing alignment between executive and shareholders’ interests.

25% of the Awards are in the form of restricted stock options whereby these options are subject to a four year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years. The Company’s Remuneration Committee considers that this element of the Awards should help to ensure retention of its team of Directors and executive officers, a key factor for the Company’s future success.

In general, the Awards may be exercised at any time between the vesting date and the tenth anniversary of the date of grant. US based Directors and officers will be required to exercise their performance stock and restricted stock options within six months of the vesting date. The exercise price of the performance stock option and restricted stock options is $0.02 per ADS, being the par value of the underlying ordinary shares. Awards which do not vest at the end of the vesting period will lapse permanently.

These Awards are in made in accordance with the Company’s remuneration policy, approved by shareholders at the Annual General Meeting in February 2015 and are subject to an equity retention policy whereby the executive Directors and certain specified officers are required to build up and retain an equity stake in the Company, which may include retained vested share options, representing an agreed multiple of salary, over a 5 year term.

For further information, please contact:

Adam George

Company Secretary

GW Pharmaceuticals plc

+44 (0)207 291 0552

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Secretary

Date: March 6, 2018